UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for December 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: SASOL APPOINTS INDEPENDENT NON-EXECUTIVE DIRECTOR


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")


SASOL APPOINTS INDEPENDENT NON-EXECUTIVE DIRECTOR

Sasol today announced the appointment of Dr Martina Floel, a German national, as an independent non-executive director of the Company with effect from 1 January 2018.

Dr Floel holds a MSc in Chemistry from the University of Frankfurt and a PhD in Chemistry from the Technische Universitat Munichen (University of Munich).
With 30 years experience in the chemicals industry in roles covering chemical and process research and development, technical innovations, technologies, operations and industrial supply chain, Martina is a seasoned industrial leader. She concluded her executive leadership career as Managing Director and CEO of OXEA Holdings. She serves on the Board of NESTE Corporation based in Espoo, Finland.

"We are delighted to welcome a seasoned chemicals industry leader of the stature and calibre of Dr Floel. She joins us at a time when Sasol's value-based growth strategy is focused on, amongst others, capitalising on our leading chemicals portfolio positions to grow in key end markets through product and application know how. Her experience, skill and expertise will bolster our Board's strength and diversity", said Dr Mandla Gantsho, Sasol's Chairman.


22 December 2017
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 22 November,2017		By: 	/s/ V D Kahla
				Name: 	Vuyo Dominic Kahla
				Title: 	Company Secretary